Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 7, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub: Appointment of Dr. K P Krishnan (DIN: 01099097) as an Additional Director, categorized as Independent, on the Board of the Company

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Dr. K P Krishnan (DIN: 01099097) has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy's Laboratories Ltd., for a term of five consecutive years, effective January 7, 2022. His appointment was approved by the Board based on recommendations of the Nomination, Governance and Compensation Committee and is subject to approval of shareholders. Dr. Krishnan’s profile is attached to this intimation.

Dr. Krishnan is not related to any of the Directors on the Board of the Company. Further in line with the Stock Exchange Circular dated July 20, 2018, it is hereby confirmed that Dr. Krishnan is not debarred from holding the office of director by virtue of any SEBI order or any other such authority.

This is for your information and records.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd. (Stock Code: DRREDDY)

Dr. K P Krishnan’s Profile

For nearly 37 years, Dr. K P Krishnan served in the Indian Administrative Service (IAS). He superannuated from the IAS on December 31, 2019. In his IAS career he has served in various field and secretariat positions in India in the Government of India, Government of Karnataka and at the World Bank. Besides field positions like District Collector Mangalore, in the Government of Karnataka he served in the departments dealing with agriculture, co-operatives and marketing, urban development and infrastructure, commercial taxes and finance. His key roles in the Government of India include:

a)	Secretary, Ministry of Skill Development and Entrepreneurship (since February 1, 2017 till retirement on December 31, 2019);
b)	Special/Additional Secretary, Department of Land Resources, Ministry of Rural Development (2014-2017);
c)	Additional Secretary, Department of Economic Affairs, Ministry of Finance (2013- 2014);
d)	Secretary, Prime Minister’s Economic Advisory Council (2010- 2012); and
e)	Joint Secretary, Department of Economic Affairs, Ministry of Finance (2005-2010).

In these positions he served on the boards of corporations as well as boards of statutory regulatory authorities.

In parallel with his government career, Dr. Krishnan has been a strong researcher/academic. Besides being visiting faculty at IIM Bangalore, ISB and Ashoka University, he held the prestigious Bok Visiting Professor of Regulation at the University of Pennsylvania Law School in 2012-13. From 07/08/2020 till 31/12/2021, he served as the IEPF Chair Professor of Economics at the National Council of Applied Economic Research (NAER) New Delhi.

At present, he is an Independent Director on the Boards of Tata Consumer Products Limited and Shriram Capital Limited.

Dr. Krishnan was educated in Economics at St. Stephens College and Law at the Campus Law Centre University of Delhi. He joined the IAS in August 1983 and belongs to the Karnataka cadre. He joined IIM Bangalore in 1999 and was awarded FPM (Ph.D) in Economics in the 2003 graduation ceremony.